12-4-03

SECURI 03052824 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47762

NOV 2 8 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Group One Trading, L.P. and Subsidiaries

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 360
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chad Grosam, Chief Financial Officer — 312-294-2345 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	IL	60606-3392
(Address)	**(City)**	**(State)**	**(Zip Code)**

PROCESSED
DEC 10 2003
THOMSON FINANCIAL

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Chad Grosam, Chief Financial Officer, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Group One Trading, L.P. and Subsidiaries, as of September 30, 2003, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

10th day of November 2003



Signature

Chief Financial Officer

Title



Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Group One Trading, L.P. and Subsidiaries
Table of Contents
September 30, 2003


SEC MAIL
RECEIVED
NOV 2 8 2003
WASH, D.C.
187

Group One Trading, L.P. and Subsidiaries

Statement of Financial Condition

September 30, 2003

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants


AM&G
CHECKERS

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners and the Audit Committee of
Group One Trading, L.P. and Subsidiaries

We have audited the accompanying consolidated statement of financial condition of Group One Trading, L.P. and Subsidiaries (the "Company") as of September 30, 2003 that you are filing pursuant to Rule 17a-5 of the Securities and Exchange Commission. This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Group One Trading, L.P. and Subsidiaries as of September 30, 2003 in accordance with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
November 7, 2003

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

Group One Trading, L.P. and Subsidiaries
Consolidated Statement of Financial Condition
September 30, 2003

Assets

Receivable from and cash deposits with clearing broker	$ 199,597,917
Securities owned	
Marketable ($459,401,470 pledged)	460,044,606
Not readily marketable	662,500
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization of $6,783,763	1,908,350
Other assets	584,479
Total assets	$ 662,797,852

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 620,700,167
Compensation payable	9,297,151
Accounts payable and accrued expenses	3,614,365
Office space lease obligation	584,561
	634,196,244
Subordinated borrowings	6,364,455
Partners' capital	22,237,153
Total liabilities and partners' capital	$ 662,797,852

See accompanying notes.

Note 1 Nature of Operations

Principles of Consolidation—The consolidated financial statements include the accounts of Group One Trading, L.P. (a California limited partnership) ("Group One"), its wholly owned subsidiaries, Dynamex Trading, LLC (a California limited liability company) ("Dynamex") and G1 Derivatives Trading Limited (an Ireland based corporation) ("G1 Derivatives"), and its majority owned subsidiary, Share King, LLC (formerly Mr. Stock, Inc.) (a California limited liability company) ("Share King") (collectively the "Company"). All significant intercompany balances and transactions are eliminated in consolidation. At September 30, 2003, there was no minority interest.

Nature of Operations—Group One and Share King are broker-dealers registered with the Securities and Exchange Commission. Group One is a market maker/specialist, buying, selling and dealing as principal in U.S. exchange-traded securities and derivative financial instruments for its own account. Share King provides execution services to Group One. Share King previously engaged in proprietary trading activities and retail brokerage. G1 Derivatives was a market maker, buying, selling and dealing as a principal in securities and derivative financial instruments on European exchanges, and ceased operations in January 2003. Dynamex is registering as a broker-dealer and has not commenced operations. Management intends to cease operations of Share King upon registration of Dynamex as a broker-dealer.

Discontinued Operations—On June 21, 2002, Share King signed an agreement to sell its retail brokerage business (the "Agreement"). The Agreement provides, among other things, that Share King will not compete in the retail brokerage business for a period of five years. On August 26, 2002, Share King transferred its customer assets, equipment and proprietary software as required by the Agreement. Share King received $500,000 in cash on September 4, 2002; however, it did not receive subsequent monthly payments with a total value of $2,250,000, nor did the buyer take assignment of Share King's commitment under the office space operating lease (the "Lease") expiring on July 31, 2010, as required by the Agreement. Accordingly, Share King filed an arbitration claim against the buyer for its failure to perform according to the Agreement, and the landlord terminated the Lease, making the remaining commitments of approximately $4,000,000 due and payable.

On August 20, 2003, Share King entered into a settlement and general release agreement (the "Settlement Agreement") with the buyer. Pursuant to the Settlement Agreement, Share King received $400,000 in cash on August 26, 2003 and is to receive nine monthly payments of $155,555 of a combination of the buyer's common stock and cash, commencing no later than December 9, 2003. Share King recorded a receivable from the buyer of $1,400,000 for these monthly payments. At September 30, 2003, this receivable has been fully reserved as collectibility is not assured. This significant estimate could change by a material amount in the near term.

Also in connection with the Settlement Agreement, the buyer informed Share King that it entered into a buyout agreement with the lessor regarding the Lease with a payment of $500,000, issuance of a note payable for $611,000, and issuance of 120,000 shares of the buyer's stock with a then market value of approximately $500,000. Further, the buyer agreed to indemnify and hold Share King harmless from any liabilities under the Lease. The buyer also has informed Share King that the landlord has agreed to release Share King's letter of credit that collateralizes the Lease in increments of $50,000 as the note payable amount falls below the amount of the letter of credit.

Note 1 Nature of Operations, *Continued*

As of November 7, 2003, the office space is unoccupied and the lessor has not released Share King from the obligation and, accordingly, Share King remains secondarily liable to the lessor. In the event the buyer defaults on any payment on the note and the landlord seeks recovery from Share King, management would liquidate Share King.

Because of the uncertainty of the buyer's ability to fulfill these obligations, the Company has recorded an estimated liability of $584,561 as of September 30, 2003. This liability reflects the discounted remaining lease obligation, limited to the amount of Share King's equity as of September 30, 2003. This significant estimate could change by a material amount in the near term.

Note 2 Summary of Significant Accounting Policies

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Exchange-traded securities and derivative financial instruments are carried at market value. Unrealized gains and losses and dividends are reflected in net trading gains from principal transactions. Securities not readily marketable are valued at fair value as determined by management.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Furniture, Equipment and Leasehold Improvements—Furniture and equipment are depreciated using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are being amortized on the straight-line basis over the lesser of the estimated useful lives of the assets or the lease term.

Compensation—Group One recognizes compensation expense for partnership units awarded to employees for services performed in the current year at the estimated fair value at the date of the award. Unvested units forfeited are recognized as a reduction of compensation expense in the year forfeited.

Income Taxes—Group One, Share King, G1 Derivatives, and Dynamex are taxed as partnerships under the provisions of the Internal Revenue Code and, accordingly, are not subject to federal income taxes. Instead, the partners are liable for the federal income taxes on their respective shares of taxable income.

Note 3 Fair Value of Financial Instruments

All of the Company's assets and liabilities, except for furniture, equipment, and leasehold improvements, are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate their fair values.

Note 4 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased at September 30, 2003 consist of:

	Marketable Securities Owned	Marketable Securities Sold, Not Yet Purchased
Equity securities	$ 231,995,001	$ 425,568,173
Equity options	227,409,770	195,131,994
Certificates of deposit	639,835	
Total	$ 460,044,606	$ 620,700,167

At September 30, 2003, marketable securities and cash on deposit with Group One's clearing broker of $459,401,470 and $199,136,247 collateralize securities sold, not yet purchased.

The certificates of deposit collateralize bank letters of credit issued in connection with office space leases for Group One and Share King.

Securities not readily marketable at September 30, 2003 consist of equity investments for which there is no exchange or independent publicly quoted market.

Note 5 Subordinated Borrowings

Group One's borrowings subordinated to the claims of general creditors of $6,364,455 represent amounts due to certain members of Group One's general partner, Group One Trading, L.L.C. (the "General Partner") and bear interest at varying rates, approximately 2 percent at September 30, 2003. These borrowings are due on demand or with 30 days notice, subject to certain limitations, and are not available in computing net capital under the net capital requirements (see Note 12).

Note 6 Partners' Capital

Group One's limited partnership agreement provides for three series of limited partnership assignees (the "Assignees") with varying rights and privileges. The Assignees, among other things, do not have voting or consent rights regarding partnership matters. Group One or its designee has the right to purchase, under certain circumstances, all of the vested portion of the Assignees' units at the lesser of $10,000 per full unit, or fair value as determined by the General Partner.

Note 6 Partners' Capital, *Continued*

Under the terms of the partnership agreement, profits and losses are allocated based upon predetermined percentages. The General Partner is entitled to receive approximately 98 percent of net profits and losses, as defined, and the limited partners and Assignees share in the remaining 2 percent. Subject to certain conditions, the holders of limited partnership units are also entitled to receive interest on their units.

The vested portion of Assignees' units issued in connection with employee compensation in prior years is included in Assignees' capital and the unvested portion of Assignees' units is included in the General Partner's capital. The unvested partnership units vest over a four-year period in accordance with the partnership agreement and may be forfeited if employment terminates. The General Partner transfers units to Assignees as such units vest. At September 30, 2003, General Partner's capital includes unvested balances of $41,000. Under certain circumstances, Assignees may exchange their partnership units for units in the General Partner.

The partnership agreement provides, among other things, that Group One shall dissolve no later than December 31, 2043.

Note 7 Employee Compensation Plans

Traders' compensation consists of a base salary and a percentage of each trader's net revenue, which may be limited based upon the net income of the Company. This compensation, which is in the form of cash and contingent compensation, is expensed in the year awarded. The contingent compensation, subject to certain conditions, is fully paid within two years after the date of the award, together with a discretionary return based upon the net income of the Company. Contingent compensation payable to traders may be recaptured if, among other things, the trader does not achieve certain trading results or the trader's employment terminates. Compensation payable at September 30, 2003 includes contingent compensation to traders of $1,597,913.

Compensation for other employees consists of a base salary and a discretionary bonus based on the operating results of the Company.

Compensation payable at September 30, 2003 includes contingent compensation to traders of $1,597,913.

Note 8 Commitments and Contingencies

The Company leases office space, equipment, and communications services under noncancelable operating lease agreements that expire on various dates through July 31, 2010. At September 30, 2003, minimum annual rental commitments, exclusive of additional payments that may be required for certain increases in operating costs, are as follows:

2004	$ 1,508,641
2005	1,111,510
2006	608,086
2007	552,155
2008	547,678
Thereafter	988,267
	$ 5,316,337

A consolidated antitrust class action suit brought against five national securities exchanges and various registered options traders, including the Company, alleges a conspiracy and agreement to divide the market for the trading of options by allocating the ability to trade one or more options to various registered options traders on a single exchange. In September 2000, a tentative settlement was reached between the plaintiffs and the defendants. This negotiated settlement is still pending a final decision by the courts. At September 30, 2003, accounts payable and accrued expenses include the net present value of the Company's potential obligations thereunder of approximately $1,650,000. Also, the Company has been notified of potential claims regarding certain software licensing issues. In addition, in the normal course of business the Company is subject to various litigation, regulatory, and arbitration matters. Because these claims and matters are at a preliminary stage, management is unable to predict their outcome. Although the effects of these claims and matters cannot be determined, the Company's management believes that their ultimate outcome will not have a material effect on the consolidated financial position of the Company.

Note 9 Related-Party Transactions

The General Partner and certain limited partners of Group One own exchange memberships that are utilized by Group One.

Under an administrative agreement, Group One provides certain administrative services to a entity affiliated through common ownership and charges a monthly management fee.

Note 10 Employee Benefit Plan

Group One maintains a 401(k) profit sharing plan covering all eligible employees. The Company may make discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

During the year, balances of remaining participant accounts in the 401(k) profit sharing plan of Share King were transferred to the Plan.

Note 11 Financial Instruments with Off-Balance-Sheet Risk

Proprietary Trading Activities

In connection with its proprietary market-making and trading activities, the Company enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options and futures contracts. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative and other financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to manage its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

In addition, the Company sells securities it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statement of financial condition at September 30, 2003, at market values of the related securities and would incur a loss if the market value of the securities were to increase subsequent to September 30, 2003.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. Exchange-traded financial instruments generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges.

Note 11 Financial Instruments with Off-Balance-Sheet Risk, *Continued*

Concentration of Credit Risk—All trades of the Company are cleared by a clearing broker. In the event this counterparty does not fulfill its obligation, the Company may be exposed to risk. The risk of default also depends on the creditworthiness of the counterparties to these transactions. The Company attempts to minimize this credit risk by monitoring the creditworthiness of the clearing broker.

Note 12 Net Capital Requirements

Group One is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1). Group One has elected the "alternative method" under this rule, whereby it is required to maintain "net capital" equal to the greater of $250,000 or 2 percent of "aggregate debits," as these terms are defined. Net capital and aggregate debits change from day to day, but as of September 30, 2003, Group One had net capital of approximately $18,699,000 and net capital requirements of $250,000. The net capital rule may effectively restrict the withdrawal of partners' capital.

Share King is also subject to the Rule 15c3-1. At September 30, 2003, Share King was in compliance with this rule.

Note 13 Consolidated Subsidiaries

Group One's consolidated subsidiaries have total assets and members' equity of approximately $854,000 and $0.

The accounts of Group One's consolidated subsidiaries are not included in Group One's computation of net capital as the assets of Group One's consolidated subsidiaries are not readily available for the protection of Group One's broker-dealer and other creditors, and the liabilities of Group One's consolidated subsidiaries are not guaranteed by Group One.